Exhibit 99.1

Sagtec Global Limited Achieves Strong Fiscal Year 2024 Performance with US$11.6 Million Revenue, Marking 78% Year-over-Year Growth

KUALA LUMPUR, MALAYSIA, April 30, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, today announced its audited financial results for the financial year ended December 31, 2024 (the “Financial Results”).

●	Sagtec achieves record high revenue of US$11.6 million, for fiscal year 2024, reflecting a record high 78% Year-over-Year (YoY) growth.
●	Gross profit surged 49% YoY to US$2.8 million, driven by substantial increases in revenue.
●	Revenue contribution from the Speed+ smart ordering and QR ordering system subscriptions nearly doubled to 23% in 2024, reflecting strong market adoption.
●	Software development services also saw steady growth, contributing 10% of total revenue in 2024.
●	The company is now delivering stronger margins as it moves toward a more scalable and sustainable business model.

“We are proud to have reached this milestone despite ongoing macroeconomic uncertainties. This success is a testament to the resilience of our business model and the unwavering dedication of our team. Our strong financial results underscore the growing demand for our innovative solutions and the effectiveness of our strategic initiatives. With significant growth in both revenue and gross profit, we are well-positioned for continued success. Looking ahead to 2025, we are focused on accelerating our expansion into key regional markets, including Indonesia, Hong Kong, and other Southeast Asian countries. This momentum reinforces our commitment to delivering sustained value to our clients, shareholders, and stakeholders as we continue to scale our presence in the digital economy,” said Kevin Ng Lok, Chairman, Executive Director and Chief Executive Officer of Sagtec.

FINANCIAL RESULTS

Revenue was US$11.6 million for fiscal year 2024, representing a surge of 78% YoY from US$6.5 million for fiscal year 2023. The growth in revenue is primarily attributed to strong performance across all core verticals – both services provided and tangible products, driven by the expansion in markets.

●	Sagtec’s revenue from services surged by 122% to US$6.8 million for the fiscal year 2024, compared to US$3.1 million in fiscal year 2023. This increase was primarily driven by strong client retention through subscription renewals and the successful acquisition of new subscribers during the year.
●	The company’s revenue generated from tangible products grew by 50%, reaching US$4.8 million for fiscal year 2024, compared to US$3.2 million in fiscal year 2023. This growth was largely fueled by the increased distribution of food ordering kiosks with screens, in response to shifting market behaviors and significant labor shortages in the F&B industry. Additionally, rising revenue from power bank charging stations highlights the success of Sagtec’s expansion strategy via dealers and resellers.

●	Sagtec’s revenue generated from rentals declined significantly to zero in fiscal year 2024. This strategic shift reflects the company’s decision to move away from the rental service model – which involves a long return on investment – in favor of direct machine sales, with ongoing maintenance supported by third-party operators.

	For the Fiscal Year Ended December 31
	2024	2023	Change
	USD	USD	%
Revenue from services	6,857,639	3,093,276	122%
Revenue from tangible products	4,774,291	3,192,013	50%
Revenue from rentals	-	146	-100%
Others	-	264,459	-100%
Total Revenue	11,631,930	6,549,894	78%

Other income for fiscal year 2024 was zero, showing a significant decrease of 100% compared to US$264 thousand in fiscal year 2023.

EBITDA stood at US$2.1 million in fiscal year 2024, reflecting a 17.7% margin of revenue, with a significant increase of 60%, compared to US$1.3 million in fiscal year 2023. This growth was primarily driven by higher profits and the reduction of non-essential expenses.

Net income for the fiscal year 2024 amounted to US$1.6 million, representing a US$0.6 million increase from a net income of US$1.0 million for the fiscal year 2023.

Cost of Service was US$8.9 million for the financial year ended December 31, 2024 representing an increase of 89% from US$4.7 million for the financial year ended December 31, 2023.

●	Cost of sales from services increased by 140% to US$5.9 million for the fiscal year 2024, compared to US$2.5 million for the fiscal year 2023. The rise is primarily due to the increase of server capacity and proportional maintenance expenses due to the growth in the expanding subscriber base.
●	Expenses for tangible products increased by 37% from US$2.1 million for the financial year ended December 31, 2023, to US$2.9 million for the financial year ended December 31, 2023. The increase is driven by the consistent growth in operational costs.
●	Cost of sales from rentals edged up by 1%, from US$0.73 million in fiscal year 2023 to US$0.74 million in 2024. The slight increase was mainly due to the expansion of rental spaces to support operations and accommodate growing client demand.

	2024	2023	Change
	USD	USD	%
Cost of Sales - Services	5,943,246	2,477,397	140%
Cost of Sales – Tangible Products	2,895,333	2,118,865	37%
Cost of Sales - Rental	73,695	73,002	1%
Total	8,912,274	4,722,794	89%

The expenses for the director compensation increased by 26% from US$0.12 million for fiscal year 2023 to US$0.15 million for the fiscal year 2024. The increase was due to the company’s commitment to rewarding management leadership for driving growth and enhancing overall performance.

Non-controlling interests increased to 16% to US$17 thousand in fiscal year 2024 from US$11 thousand in fiscal year 2023. The increase of non-controlling interests is driven by the increase of other income.

Operating income increased to US$2.1 million in fiscal year 2024, reflecting an increase of 55% compared to US$1.3 million in fiscal year 2023. This substantial growth was driven by effective and efficient cost management, despite rising operating expenses. It also reflects strong revenue growth from both services (146%) and tangible products (40%).

As a result of the above, net profit was US$1.6 million for the financial year ended December 31, 2024, compared to US$1.0 million for the fiscal year ended December 31, 2023.

Basic and diluted earnings per share was US$0.14 for the financial year ended December 31, 2024, compared to US$0.09 for the financial year ended December 2023, reflecting an increase of US$0.05 or 56%.

CASH POSITION AND CAPITAL ALLOCATION

Net cash generated from operating activities was US$1.3 million in fiscal year 2024, a significant increase of 134% from US$0.5 million in fiscal year 2023. This was primarily driven by net profit, adjustments for non-cash expenses, an increase in other receivables and prepayments, and a decrease in trade receivables.

Net cash used in investing activities amounted to US$1.3 million in fiscal year 2024, representing a slight increase of 4% compared to US$1.2 million in fiscal year 2023. This increase was primarily driven by continued investment in plant and equipment.

Net cash generated from financing activities declined to US$57 thousand in fiscal year 2024, reflecting a 92% decrease from US$788 thousand in fiscal year 2023. This decrease was primarily due to higher bank loan repayments and increased overdraft charges.

Cash and cash equivalents stood at US$82 thousand as of December 31, 2024, marking a 254% increase compared to -US$52 thousand as of December 31, 2023. This figure includes cash on hand, bank balances, and cash held in share trading accounts. While the Company’s cash position improved significantly compared to the prior year, we continue to actively monitor and manage our liquidity position to ensure sufficient working capital to support operations and growth initiatives.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries. Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Telephone +6011-6217 3661

Email: info@sagtec-global.com

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